Timothy J. Corbett
December 19, 2013
+44 (0)20 7645 2509 (t)
+44 (0)20 7645 2424 (f)
Securities and Exchange Commission	timothy.corbett@wilmerhale.com
Division of Corporation Finance
Attention: Jeffrey P. Riedler
100 F Street, N.E.
Washington, D.C. 20549

Re:                             uniQure B.V.

Draft Registration Statement on Form F-1

Confidentially submitted on November 8, 2013

Ladies and Gentlemen:

On behalf of uniQure B.V. (“uniQure” or the “Company”), we are responding to the comments contained in your letter dated December 6, 2013 to Mr. Jörn Aldag, Chief Executive Officer of the Company.

We are concurrently submitting for further confidential review Amendment Number 1 to the Company’s Draft Registration Statement on Form F-1 (“Amendment Number 1”). Amendment Number 1 reflects responses to your comments, as indicated below, as well as revisions reflecting developments in the Company’s business since the original submission.  It also includes revisions to incorporate the Company’s financial results as of, and for nine months ended, September 30, 2013.

The responses contained below are based upon information provided to us by the Company.  The responses are keyed to the numbering of the comments in your letter.  Page numbers in the comments refer to the pages of the initial submission; page numbers in the responses refer to the pages of Amendment Number 1.

General

1.                                      We note that you have submitted an application for confidential treatment relating to several of your exhibits.  Please be advised that comments to this application, if any, will be sent under separate cover and that any such comments must be resolved prior to our acting on any acceleration request relating to your registration statement.

Response:

The Company notes the Staff’s comment.

2.                                      Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

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Response:

The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have comments regarding this material.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company commenced “testing the waters” meetings with potential investors on December 16, 2013.  The Company is supplementally providing to the Staff by hand delivery today a copy  of the presentation the Company is using in these meetings. In addition, to the Company’s knowledge, no broker or dealer that is participating or will participate in the Company’s initial public offering has to date published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act.

4.                                      Please disclose any equity issuances made up to the date of filing, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any subsequent transactions.  Disclose the reasons for differences between the fair value used for these equity issuances and your anticipated IPO price.  Also, provide us your time line of when you first began to discuss the possibility of going public and the actions taken to advance your registration statement.

Response:

The Company has included additional disclosure in Amendment Number 1 with respect to option grants responsive to the Staff’s comments.  Please see pages 86-92. The Company also acknowledges the Staff’s further comment. Once the Company discloses an estimated offering price range, the Company will provide an analysis of how it determined the fair value of its shares, options and warrants, its

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December 19, 2013

intended accounting treatment for any subsequent transactions, the reasons for differences between the fair value used for these equity issuances and the anticipated IPO price.

Prospectus Summary

Overview, page 1

5.                                      Please define the following terms the first time you employ them in your disclosure:

•                                          “adeno-associated virus;”

•                                          “modular technology platform;” and

•                                          “gene cassette(s).”

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 1.

6.                                      Please explain here the clinical results and/or statistical range, as applicable, that constitute a “good safety profile” or an “acceptable safety profile,” as these phrases are used in your disclosure.

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 2 and 4.

7.                                      Please include the following information in this summary:

•                                          a brief description of your predecessor entity, Amsterdam Molecular Therapeutics, N.V. (AMT);

•                                          the background of your reverse acquisition of AMT;

•                                          the initial failure to obtain regulatory approval of Glybera; and

•                                          how approval for Glybera was ultimately granted using the same clinical data gathered between 2005-2011, re-analyzed using a totality of evidence approach under exceptional circumstances.

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December 19, 2013

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 4, 5 and 9.

Risk Factors

General

8.                                      Please include a risk factor that addresses how Glybera received marketing authorization in the European Union under exceptional circumstances and summarize the procedural history you discuss on pages 99-100.

Response:

The Company has added the suggested risk factor in response to the Staff’s comment. Please see page 24.

9.                                      Please include a risk factor that addresses the differences between the United States and the European Union in obtaining regulatory approval for product candidates, including how clinical trials are administered, and how such differences may delay the commercialization of Glybera in the U.S.

Response:

The Company has added the suggested risk factor in response to the Staff’s comment. Please see page 24.

Risks Related to the Regulatory Approval of Our Product Candidates

“Even if we complete the necessary preclinical tests and clinical trials ... ,” page 22

10.                               Please note here that the initial application for marketing approval for Glybera in the European Union was rejected.

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 23.

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Risks Related to Our Intellectual Property

“We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property ... ,” page 39

11.                               Please indicate in this risk factor whether or not any such claims are currently pending against you and/or whether you have ever been held by a court of competent jurisdiction to have infringed on a third patty’s intellectual rights.

Response:

The Company advises the Staff that no such claim has been asserted against the Company in the past. Accordingly, the Company has deleted this risk factor.

Risks Related to this Offering and Ownership of our Ordinary Shares “We will incur increased costs as a result of operating as a public company ... ,” page 50

12.                               In this risk factor, please include, to the extent practicable, an estimate of the annual costs associated with being a public company.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see page 51.

“We cannot assure you that we will not be classified as a passive foreign investment company .....” page 52

13.                               Please define a passive foreign investment company (“PFIC”) in this risk factor.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see page 54.

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“Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in the Netherlands,” page 53

14.                               Please disclose whether an investor could find it difficult to bring an original action to enforce liabilities based on the U.S. federal securities laws in a Dutch court against you and your directors and senior management named in this registration statement.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see page 54.

Use of Proceeds, page 55

15.                               Please separate the amount you estimate you will spend to advance the development of your product candidates other than Glybera and AMT -060 from the amount you will allocate toward working capital and general corporate purposes, etc.

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 57.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Collaboration Agreements, page 65

16.                               In your descriptions of the Hemophilia B agreement between you and Chiesi here and on pages 125-126, please disclose the aggregate milestone payments eligible to be made through this collaboration. If there are royalties eligible to be paid under this agreement, please disclose an appropriate range for them, i.e. within ten percentage points.

Response:

The Company notes that no milestone or royalty payments are due under this agreement, and added a statement to this effect in its disclosure.  Please see page 67 and 130.

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Research and Development Expenses, page 67

17.                               Please disclose and quantify the amount, if you have expensed any Glybera as research and development that you intended to use in clinical trials but will be sold instead.  Disclose the date you began capitalizing cost of Glybera as inventory.

Response:

The Company advises the Staff that it has not expensed any Glybera costs as research and development expenses that it intends to sell, rather than use in clinical development. The Company has revised its disclosure to state the date on which it began to capitalize its development costs for Glybera; please see page 70.

Contractual Obligations, page 77

18.                               You state “Lease payments or obligations in respect of the build-out of our manufacturing facility in Lexington, Massachusetts, which we entered into after June 30, 2013, described above,” are not included in the table.  Please direct us to where lease commitments on this facility are disclosed or provide such disclosure.

Response:

The Company has updated the table of commitments and contingencies to September 30, 2013. The Company respectfully notes that its commitment under the Lexington lease was contingent upon the landlord’s delivery of the premises upon substantial completion of the build-out works for which the landlord was responsible, which occurred subsequent to September 30, 2013.  Accordingly, this lease is not reflected in the contractual obligations and commitments table, but is described in detail in the narrative below that table. Please see pages 79-80.

The Company further supplementally informs the Staff that on July 24, 2013 its U.S. subsidiary entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, for the period from November 5, 2013 through November 5, 2023; uniQure also has an option to extend the lease for up to an additional 10 years. The aggregate annual lease payments for the period to November 5, 2023 amount to $18,937,000, including an initial rent-free period of seven months from the commencement of the lease. The costs of arranging the lease (which amounted to $52,000) will be capitalized and recognized on a straight-line basis over the duration of the lease; certain improvements undertaken by the Landlord (which will amount to $7,207,000) will be accounted for as an incentive to enter into the lease and accordingly will be capitalized and recognized on a straight-line basis over the duration of the lease taken as a benefit to the profit and loss account over the duration of the lease). The lease

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commencement date is November 5, 2013 and therefore the first period where the impact of these matters will be recognized will be the fourth quarter of the financial year ending December 31, 2013.

Business
Overview, page 90

19.                               Please explain how your clinical trials for AMT-060 and AMT-110 qualify as both a Phase I and Phase II clinical trial.

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 94.

Internal Program: Glybera, page 100

20.                               In your discussion of your post-approval clinical trial, please explain in layman’s terms the expression “1x1012 genome copies per kilogram of body weight.”

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 100.

Summary of Glybera Clinical Development Program, page 103

21.                               Please explain how the clinical tests performed for Glybera qualified as both Phase II and Phase III clinical trials.

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 108.

22.                               When discussing the clinical trials for Glybera in Quebec, explain the expressions you use to describe the dosages administered, e.g. “lx1012 genetic components per kilogram of body weight.”

Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 108.

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Licenses, page 117

23.                               Please amend your disclosure to include, as applicable, the annual maintenance fees payable under your license agreements as well as annual fees payable while products developed through the license are being sold.

Response:

The Company notes the Staff’s comment. The Company respectfully submits that the individual annual maintenance fees and other annual fees under its license agreements are de minimis. They range from $10,000 to $50,000 and none is individually material. Accordingly, the Company respectfully submits that further disclosure is not required.

Principal Shareholders, page 155

24.                               Please disclose the number of your U.S. holders and the percentage of outstanding securities held by them.  We refer you to Part 7.A.2 of Form 20-F.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see page 161.

Description of Share Capital
Comparison of Dutch corporate law and our Articles of Association and Delaware corporate law—Shareholder rights, page 165

25.                               Please disclose whether Dutch corporate law or your Articles of Association permit cumulative voting.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see page 169.

Taxation
Taxation in the Netherlands, page 174

26.                               Please delete your disclaimer that the Netherlands taxation summary “is intended as general information only” as it implies that an investor may not rely upon the tax information disclosed in the registration statement.

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Response:

The Company has amended its disclosure in response to the Staff’s comment. Please see page 178.

Taxation in the United States—Passive foreign investment company considerations

27.                               Please describe briefly the mark-to-market and qualified electing fund (“QEF”) elections that might be available to an investor to mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.  Then disclose whether you intend to provide the information that would enable investors to take a QEF election.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see pages 185-186.

Where You Can Find Additional Information, page 192

28.                               Please clarify that, because you are a foreign private issuer, you are not required to deliver proxy statements pursuant to Section 14 of the Exchange Act.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see page 196.

Unaudited Condensed Consolidated Statements of Comprehensive Income, page F-3 Revenue Recognition, page F-14

29.                               Please disclose the reasons management concluded that the up-front payments constitute a single unit of accounting, the deliverables within the arrangement and the significant estimates and judgments used.

Response:

The Company has supplemented its disclosure in response to the Staff’s comment. Please see pages F-23 to F-25.

The Company further supplementally advises the Staff that it determined that the €17,000,000 of up-front payments received from Chiesi, its collaboration partner, constituted a single unit of

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accounting. The up-front payments related to licenses and reimbursement of past development costs for Glybera and its hemophilia B program as follows:

(1)                                 €2,000,000 - Reimbursement of past development costs related to Glybera. Continuing performance obligation: maintaining of the market authorization for Glybera (including the post-approval commitment to conduct the Phase IV study);

(2)                                 €5,000,000 — for past development costs related to hemophilia B program. Continuing performance obligation: complete the Co-Development program and file for Marketing Authorization in Europe;

(3)                                 €10,000,000 — for having set up an EMA approved manufacturing / production facility. Continuing performance obligation: supply of commercial product to Chiesi.

Although the Company believes that the different elements have different cost levels, the Company is not able to properly estimate the respective fair values of the various elements. Therefore, the Company has concluded that the three transactions are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. Therefore the individual performance obligations were combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated life of the agreements under which the continuing performance obligations exist (IAS 18.13).

In accordance with the principles of IAS 18, the Company has therefore concluded that the performance obligations should be combined as a single unit of accounting and the total up-front payments are recognized over the estimated life of the agreements.

Therefore, the up-front payments will be recognized over the period for which the Company’s obligations are delivered. The agreement term is for the longer of:

a.                                      12 years post launch of commercial product  in a particular territory, for the hemophilia B program, expected to be 12 years from Jan 2019 (i.e., December  31, 2031) (18.5 years); or

b.                                      the expiry of the last surviving intellectual property related to the product:  the  manufacturing process uses a nano-filtration step which is the subject of a patent application filed in 2012, so expiring on June 30, 2032, (19 years); or

c.                                       expiry of orphan drug regulatory exclusivity, which is 10 years post regulatory approval in Europe, so expiring late 2028 (15.5 years).

The elements described above are based on the Company’s current assumption that the hemophilia B program is anticipated to receive regulatory approval in late 2018, and that the

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commercial launch is within 3 months following approval. Based on the above, the Company’s best estimate of the anticipated duration of the agreements is in line with the expiry term of the patent for manufacturing of commercial product which is 19 years. Based on the aforementioned facts, the Company has have deferred the revenue and will recognize the €17,000,000 of up-front payments as license revenue on a straight-line basis over 19 years.

Notes to Condensed Consolidated Financial Statements 14.  Borrowings, page F-20

30.                               Please tell us how you accounted for the warrants issued in connection with the December 2012 convertible loan, as amended, and the Hercules borrowing.

Response:

Convertible Loan and amendment

The Company determined that the convertible loan should be accounted for as a liability at amortized cost and that the conversion option classifies as an embedded derivative that should be separately accounted for at fair value through profit or loss.

The Company considered that the instrument as a whole does not qualify as equity instrument. The conversion option contains a conversion price that is changed upon an additional capital issue at a share price below the conversion price. Therefore, the conversion option itself does not meet the fixed-for-fixed criterion and does not qualify as an equity instrument either.

In addition to the conversion option, the issuer has provided the convertible loan providers with additional equity warrants that classify as derivatives on the Company’s own shares because of the fact that the exercise price does not meet the fixed-for-fixed criterion (exercise price dependent on issue price of additional capital)

Warrants and conversion option have been recorded at fair value. Any changes in fair value are recorded in the income statement in accordance with IAS 39 para 9. The fair values have been determined using an option model.

The 2013 amendment to the convertible loan and warrants includes the same default clauses and conversion options with a different fixed price and discount. Therefore, the amendment results in the same classification as the initial instrument. As the warrants and conversion option do not include any equity instrument features, changes in fair value before and after the amendment are recorded in the income statement.

Hercules loan

The loan consists of a debt host that includes the principal repayment and the interest payments due for the loan amount drawn down.  The interest payments include a back end fee that will be paid

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upon repayment of the loan.  There is also an option by the Company to deliver warrants or an additional cash payment of $1million.  The debt host, including the back end fee and transaction costs, is subsequently measured at amortized cost using the effective interest rate method.  The option to deliver warrants or cash is an embedded derivative that should be separately accounted for at fair value through profit or loss.  This option is considered further below.

Option to deliver warrants or cash

As noted above, the Company has the option to either pay an additional $1,000,000 to the lender at maturity of the loan agreement or execute and deliver a warrant contract on the Company’s shares to the lender.

This option is an embedded feature in the debt host. The Company has written an option with settlement alternatives — to either deliver cash or the warrants. There is no contractual obligation by the Company to deliver $1million in cash as the Company always has the discretion to deliver the warrants (and avoid the cash alternative). As such, the $1 million cash payment will be considered as a settlement alternative in measuring the fair value of the derivative to deliver warrants. The economic characteristics of the compound option (equity risk) are not closely related to those of the debt host contract (principal repayment and interest rate risk); therefore, it should be separated from the debt host and accounted for as a derivative (IAS 39 para 11). Further, because this is an option on an equity option, the ‘fixed-for-fixed’ criterion in IAS 32.16 (b ii) does not apply.

Derivatives are accounted at fair value through profit or loss in accordance with IAS 39 para 9.

According to the third party expert report, the value of this put option is deep in-the-money for the Company as the value at June 30, 2013 of the warrants to be potentially delivered by September 30, 2013, were worth approximately $238,818 (significantly below $1,000,000). Thus, at June 30, 2013 it was highly probable that the put option was going to be exercised and the warrants were going to be delivered.

The Company has supplemented its disclosure in response to the Staff’s comment. Please see page F-23.

*****

Securities and Exchange Commission

December 19, 2013

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding this confidential submission or response letter, please contact either the undersigned at the telephone number or email address indicated above, or Bree Peterson of this firm at 011-44-20-7645-2512 or bree.peterson@wilmerhale.com.

Very truly yours,

/S/ TIMOTHY J. CORBETT

Timothy J. Corbett

cc:                                Securities and Exchange Commission:

Jeffrey P. Riedler, Assistant Director

uniQure B.V.:

Jörn Aldag, Chief Executive Officer
Piers Morgan, Chief Financial Officer

PricewaterhouseCoopers Accountants N.V.:

Arwin van der Linden, Partner